EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND DIVIDENDS

	Years Ended August 31,

(in thousands)	2003	2002	2001	2000	1999

EARNINGS:
Income before income taxes	$136,541	$144,838	$152,954	$91,268	$92,980
ADD:
Minority interests	21,950	15,390	35,098	24,547	10,017
Fixed charges, as shown below	66,306	57,813	77,267	75,085	56,221
Redemptions received from equity method investees	35,939	37,689	30,104	41,250	8,829
Redemptions received from cooperatives and other investments	8,467	6,310	1,672	2,638	2,412
SUBTRACT:
Equity in income of investees	(47,299)	(58,133)	(28,494)	(28,325)	(22,363)
Noncash patronage refunds	(1,795)	(2,327)	(3,896)	(6,825)	(4,848)
Interest capitalized	(3,905)	(2,105)	(1,244)	(2,709)	(1,732)

EARNINGS AS ADJUSTED	$216,204	$199,475	$263,461	$196,927	$141,516

FIXED CHARGES:
Interest	$52,580	$44,560	$62,680	$60,276	$44,171
Amortization of debt costs expensed or capitalized	3,162	3,030	2,747	2,116	2,131
Appropriate portion (1/3) of rent expense	10,563	10,223	11,840	12,694	9,919

TOTAL FIXED CHARGES	66,305	57,813	77,267	75,085	56,221

PREFERRED DIVIDEND FACTOR:	5,539	276	—	—	—

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$71,844	$58,089	$77,267	$75,085	$56,221

RATIO	3.0x	3.4x	3.4x	2.6x	2.5x